MTU Aero Engines

75 YEARS

RECEIVED

2009 FEB 19 A 11: 43

082-34917

BY COURIER

Ulrich Passow
Dept. AR

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

09045379

Munich, February 06, 2009

MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

PROCESSED
MAR 9 2009
THOMSON REUTERS

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

1) Notification of securities transactions by a member of the management board, dated December 16, 2008

2) Notification of securities transactions by a member of the management board, dated December 22, 2008

3) Notification of securities transactions by a member of the management board, dated December 22, 2008

4) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft fuer Ad-hoc-Publizitaet) on January 14, 2009

5) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft fuer Ad-hoc-Publizitaet) on January 27, 2009

6) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft fuer Ad-hoc-Publizitaet) on January 28, 2009

dw 2/20

MTU Aero Engines

2009 FEB 19 A 11:43

Ulrich Passow
Dept. AR

7) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft fuer Ad-hoc-Publizitaet) on February 2, 2009

8) Press releases

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel
Encl.

FERINO, Petra

Von: newsroom@dgap.de
Gesendet: Mittwoch, 17. Dezember 2008 15:26
An: FERINO, Petra; FISCHER, Christiane
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

EquityStory AG | DGAP

ONLINE INVESTOR RELATIONS



Bestätigung über die Veröffentlichung einer Directors'-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Directors'-Dealings-Mitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Confirmation of Publication: Directors' Dealings notification

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Directors' Dealings notification via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Mitteilung / Announcement (Englisch / English)

Verbreitungsnetzwerk / Distribution network

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

Angaben zum Mitteilungspflichtigen
Name: Martens
Vorname: Dr. Rainer
Firma: MTU Aero Engines Holding AG

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namensaktien o.N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Kauf
Datum: 16.12.2008
Kurs/Preis: 16,99
Währung: EUR
Stückzahl: 2500,00
Gesamtvolumen: 42475,00
Ort: Stuttgart

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 17.12.2008

Finanznachrichten übermittelt durch die DGAP
ID 8484

Ende der Mitteilung

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement
Last name: Martens
First name: Dr. Rainer
Company: MTU Aero Engines Holding AG

Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Purchase
Date: 16.12.2008
Price: 16.99
Currency: EUR
No. of items: 2500.00
Total amount traded: 42475.00
Place: Stuttgart

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 17.12.2008

Financial News transmitted by DGAP
ID 8484

-

End of news

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

Verbreitungssystem / News wire		Einspeisung / Release
	Bloomberg	17.12.2008 15:23
	Thomson Reuters	17.12.2008 15:23
vwd:	vwd	17.12.2008 15:23

Medium / Media		Zuleitung / Distribution
	Dow Jones	17.12.2008 15:23
	dpa-afx	17.12.2008 15:23
	dgap.de	17.12.2008 15:23
	FTD	17.12.2008 15:23

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	17.12.2008 15:23
Belgien	De Tijd	17.12.2008 15:23
Belgien	Belga	17.12.2008 15:23
Bulgarien	Pari	17.12.2008 15:23
Bulgarien	econ.bg	17.12.2008 15:23
Bulgarien	BTA	17.12.2008 15:23
Dänemark	Borsen	17.12.2008 15:23
Dänemark	ErhvervsBladet	17.12.2008 15:23
Dänemark	NASDAQ OMX Group	17.12.2008 15:23
Estland	Postimees	17.12.2008 15:23
Estland	Eesti Ekspress	17.12.2008 15:23
Estland	BNS	17.12.2008 15:23
Finnland	Kauppalehti Oy	17.12.2008 15:23
Finnland	Helsingin Sanomat	17.12.2008 15:23
Finnland	NASDAQ OMX Group	17.12.2008 15:23
Frankreich	Les Echos	17.12.2008 15:23

	Frankreich	boursier.com	17.12.2008 15:23
	Frankreich	AFP	17.12.2008 15:23
	Griechenland	Express	17.12.2008 15:23
	Griechenland	Reporter.gr	17.12.2008 15:23
	Griechenland	ANA	17.12.2008 15:23
	Großbritannien	The Financial Times	17.12.2008 15:23
	Großbritannien	FT.com	17.12.2008 15:23
	Großbritannien	Press Association	17.12.2008 15:23
	Irland	Irish Independent	17.12.2008 15:23
	Irland	The Irish Times	17.12.2008 15:23
	Irland	Press Association	17.12.2008 15:23
	Island	Vidskiptabladid	17.12.2008 15:23
	Island	mbl.is	17.12.2008 15:23
	Island	NASDAQ OMX Group	17.12.2008 15:23
	Italien	Il Sole 24 Ore	17.12.2008 15:23
	Italien	AGI	17.12.2008 15:23
	Italien	ilsole24ore.com	17.12.2008 15:23
	Kroatien	*Poslovni dnevnik*	*17.12.2008 15:23*
	Kroatien	Banka magazine	17.12.2008 15:23
	Kroatien	Hina	17.12.2008 15:23
	Lettland	Dienas Bizness	17.12.2008 15:23
	Lettland	FinanceNet	17.12.2008 15:23
	Lettland	BNS	17.12.2008 15:23
	Liechtenstein	Liechtensteiner Volksblatt	17.12.2008 15:23

Liechtenstein	Radio Liechtenstein	17.12.2008 15:23
Litauen	Verslo Zinios	17.12.2008 15:23
Litauen	BNS	17.12.2008 15:23
Litauen	vz.lt	17.12.2008 15:23
Luxemburg	Luxemburger Wort	17.12.2008 15:23
Luxemburg	wort.lu	17.12.2008 15:23
Malta	Independent	17.12.2008 15:23
Malta	The Times of Malta	17.12.2008 15:23
Niederlande	Financieele Dagblad	17.12.2008 15:23
Niederlande	IEX.nl	17.12.2008 15:23
Niederlande	ANP	17.12.2008 15:23
Norwegen	aftenposten.no	17.12.2008 15:23
Norwegen	Aftenposten	17.12.2008 15:23
Norwegen	NTB	17.12.2008 15:23
Polen	Gazeta Prawna	17.12.2008 15:23
Polen	Parkiet	17.12.2008 15:23
Polen	PAP	17.12.2008 15:23
Portugal	Expresso	17.12.2008 15:23
Portugal	Lusa	17.12.2008 15:23
Portugal	Diario Economico	17.12.2008 15:23
Rumänien	Capital	17.12.2008 15:23
Rumänien	Ziarul financiar	17.12.2008 15:23
Rumänien	Rompres	17.12.2008 15:23
Schweden	Dagens Industri	17.12.2008 15:23

	Schweden	e24	17.12.2008 15:23
	Schweden	TT	17.12.2008 15:23
	Schweiz	AWP	17.12.2008 15:23
	Schweiz	Finanz und Wirtschaft	17.12.2008 15:23
	Schweiz	finanzinfo.ch	17.12.2008 15:23
	Skandinavien / Baltikum	NASDAQ OMX Group	17.12.2008 15:23
	Slowakei	Hospodarske noviny	17.12.2008 15:23
	Slowakei	oPeniazoch	17.12.2008 15:23
	Slowakei	TASR	17.12.2008 15:23
	Slowenien	Finance	17.12.2008 15:23
	Slowenien	Kapital (not daily)	17.12.2008 15:23
	Slowenien	STA	17.12.2008 15:23
	Spanien	La Gacetta	17.12.2008 15:23
	Spanien	CincoDias	17.12.2008 15:23
	Spanien	EFE	17.12.2008 15:23
	Tschechische Republik	Hospodarske Noviny	17.12.2008 15:23
	Tschechische Republik	hn.ihned.cz	17.12.2008 15:23
	Tschechische Republik	CTK	17.12.2008 15:23
	Ungarn	MTI	17.12.2008 15:23
	Ungarn	magyartokepiac.hu	17.12.2008 15:23
	Ungarn	Magyar Tokepiac	17.12.2008 15:23
	Zypern	xak.com	17.12.2008 15:23
	Zypern	CNA	17.12.2008 15:23
	Zypern	Financial Mirror	17.12.2008 15:23

Österreich	WirtschaftsBlatt	17.12.2008 15:23
Österreich	wirtschaftsblatt.at	17.12.2008 15:23
Österreich	APA	17.12.2008 15:23

FERINO, Petra

Von: newsroom@dgap.de

Gesendet: Dienstag, 23. Dezember 2008 10:39

An: FERINO, Petra; FISCHER, Christiane

Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

EquityStory AG | DGAP

ONLINE INVESTOR RELATIONS



Bestätigung über die Veröffentlichung einer Directors'-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Directors'-Dealings-Mitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Confirmation of Publication: Directors' Dealings notification

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Directors' Dealings notification via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Mitteilung / Announcement (Englisch / English)

Verbreitungsnetzwerk / Distribution network

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Name: Behle
Vorname: Egon Wilhelm
Firma: MTU Aero Engines Holding AG

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o. N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 22.12.2008
Kurs/Preis: 17,46105
Währung: EUR
Stückzahl: 3000,00
Gesamtvolumen: 52383,15
Ort: Xetra

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 23.12.2008

Finanznachrichten übermittelt durch die DGAP
ID 8626

-

Ende der Mitteilung

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement
Last name: Behle
First name: Egon Wilhelm
Company: MTU Aero Engines Holding AG

Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Sale
Date: 22.12.2008
Price: 17.46105
Currency: EUR
No. of items: 3000.00
Total amount traded: 52383.15
Place: Xetra

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 23.12.2008

Financial News transmitted by DGAP
ID 8626

-

End of news

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

	Verbreitungssystem / News wire	**Einspeisung / Release**
	Bloomberg	23.12.2008 10:36
	Thomson Reuters	23.12.2008 10:36
vwd:	vwd	23.12.2008 10:36

Medium / Media	Zuleitung / Distribution
Dow Jones	23.12.2008 10:36
dpa-afx	23.12.2008 10:36
dgap.de	23.12.2008 10:36
FTD	23.12.2008 10:36

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	23.12.2008 10:36
Belgien	De Tijd	23.12.2008 10:36
Belgien	Belga	23.12.2008 10:36
Bulgarien	Pari	23.12.2008 10:36
Bulgarien	econ.bg	23.12.2008 10:36
Bulgarien	BTA	23.12.2008 10:36
Dänemark	Borsen	23.12.2008 10:36
Dänemark	ErhvervsBladet	23.12.2008 10:36
Dänemark	NASDAQ OMX Group	23.12.2008 10:36
Estland	Postimees	23.12.2008 10:36
Estland	Eesti Ekspress	23.12.2008 10:36
Estland	BNS	23.12.2008 10:36
Finnland	Kauppalehti Oy	23.12.2008 10:36
Finnland	Helsingin Sanomat	23.12.2008 10:36
Finnland	NASDAQ OMX Group	23.12.2008 10:36
Frankreich	Les Echos	23.12.2008 10:36

Frankreich	boursier.com	23.12.2008 10:36
Frankreich	AFP	23.12.2008 10:36
Griechenland	Express	23.12.2008 10:36
Griechenland	Reporter.gr	23.12.2008 10:36
Griechenland	ANA	23.12.2008 10:36
Großbritannien	The Financial Times	23.12.2008 10:36
Großbritannien	FT.com	23.12.2008 10:36
Großbritannien	Press Association	23.12.2008 10:36
Irland	Irish Independent	23.12.2008 10:36
Irland	The Irish Times	23.12.2008 10:36
Irland	Press Association	23.12.2008 10:36
Island	Vidskiptabladid	23.12.2008 10:36
Island	mbl.is	23.12.2008 10:36
Island	NASDAQ OMX Group	23.12.2008 10:36
Italien	Il Sole 24 Ore	23.12.2008 10:36
Italien	AGI	23.12.2008 10:36
Italien	ilsole24ore.com	23.12.2008 10:36
Kroatien	Poslovni dnevnik	23.12.2008 10:36
Kroatien	Banka magazine	23.12.2008 10:36
Kroatien	Hina	23.12.2008 10:36
Lettland	Dienas Bizness	23.12.2008 10:36
Lettland	FinanceNet	23.12.2008 10:36
Lettland	BNS	23.12.2008 10:36
Liechtenstein	Liechtensteiner Volksblatt	23.12.2008 10:36

Liechtenstein	Radio Liechtenstein	23.12.2008 10:36
Litauen	Verslo Zinios	23.12.2008 10:36
Litauen	BNS	23.12.2008 10:36
Litauen	vz.lt	23.12.2008 10:36
Luxemburg	Luxemburger Wort	23.12.2008 10:36
Luxemburg	wort.lu	23.12.2008 10:36
Malta	Independent	23.12.2008 10:36
Malta	The Times of Malta	23.12.2008 10:36
Niederlande	Financieele Dagblad	23.12.2008 10:36
Niederlande	IEX.nl	23.12.2008 10:36
Niederlande	ANP	23.12.2008 10:36
Norwegen	aftenposten.no	23.12.2008 10:36
Norwegen	Aftenposten	23.12.2008 10:36
Norwegen	NTB	23.12.2008 10:36
Polen	Gazeta Prawna	23.12.2008 10:36
Polen	Parkiet	23.12.2008 10:36
Polen	PAP	23.12.2008 10:36
Portugal	Expresso	23.12.2008 10:36
Portugal	Lusa	23.12.2008 10:36
Portugal	Diario Economico	23.12.2008 10:36
Rumänien	Capital	23.12.2008 10:36
Rumänien	Ziarul financiar	23.12.2008 10:36
Rumänien	Rompres	23.12.2008 10:36
Schweden	Dagens Industri	23.12.2008 10:36

Schweden	e24	23.12.2008 10:36
Schweden	TT	23.12.2008 10:36
Schweiz	AWP	23.12.2008 10:36
Schweiz	Finanz und Wirtschaft	23.12.2008 10:36
Schweiz	finanzinfo.ch	23.12.2008 10:36
Skandinavien / Baltikum	NASDAQ OMX Group	23.12.2008 10:36
Slowakei	Hospodarske noviny	23.12.2008 10:36
Slowakei	oPeniazoch	23.12.2008 10:36
Slowakei	TASR	23.12.2008 10:36
Slowenien	Finance	23.12.2008 10:36
Slowenien	Kapital (not daily)	23.12.2008 10:36
Slowenien	STA	23.12.2008 10:36
Spanien	La Gacetta	23.12.2008 10:36
Spanien	CincoDias	23.12.2008 10:36
Spanien	EFE	23.12.2008 10:36
Tschechische Republik	Hospodarske Noviny	23.12.2008 10:36
Tschechische Republik	hn.ihned.cz	23.12.2008 10:36
Tschechische Republik	CTK	23.12.2008 10:36
Ungarn	MTI	23.12.2008 10:36
Ungarn	magyartokepiac.hu	23.12.2008 10:36
Ungarn	Magyar Tokepiac	23.12.2008 10:36
Zypern	xak.com	23.12.2008 10:36
Zypern	CNA	23.12.2008 10:36
Zypern	Financial Mirror	23.12.2008 10:36

Österreich	WirtschaftsBlatt	23.12.2008 10:36
Österreich	wirtschaftsblatt.at	23.12.2008 10:36
Österreich	APA	23.12.2008 10:36

FERINO, Petra

Von: newsroom@dgap.de

Gesendet: Dienstag, 23. Dezember 2008 10:46

An: FERINO, Petra; FISCHER, Christiane

Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

EquityStory AG | DGAP

ONLINE INVESTOR RELATIONS



Bestätigung über die Veröffentlichung einer Directors'-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Directors'-Dealings-Mitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

-

Confirmation of Publication: Directors' Dealings notification

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Directors' Dealings notification via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Mitteilung / Announcement (Englisch / English)

Verbreitungsnetzwerk / Distribution network

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Name: Behle
Vorname: Egon Wilhelm
Firma: MTU Aero Engines Holding AG

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o. N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Kauf
Datum: 22.12.2008
Kurs/Preis: 17,694482
Währung: EUR
Stückzahl: 6000,00
Gesamtvolumen: 106166,89
Ort: Xetra

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 23.12.2008

Finanznachrichten übermittelt durch die DGAP
ID 8628

-

Ende der Mitteilung

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

Details of the person subject to the disclosure requirement
Last name: Behle
First name: Egon Wilhelm
Company: MTU Aero Engines Holding AG

Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Purchase
Date: 22.12.2008
Price: 17.694482
Currency: EUR
No. of items: 6000.00
Total amount traded: 106166.89
Place: Xetra

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 23.12.2008

Financial News transmitted by DGAP
ID 8628

-

End of news

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

	Verbreitungssystem / News wire	Einspeisung / Release
	Bloomberg	23.12.2008 10:42
	Thomson Reuters	23.12.2008 10:42
vwd:	vwd	23.12.2008 10:42

Medium / Media	Zuleitung / Distribution
Dow Jones	23.12.2008 10:42
dpa-afx	23.12.2008 10:42
dgap.de	23.12.2008 10:42
FTD	23.12.2008 10:42

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	23.12.2008 10:42
Belgien	De Tijd	23.12.2008 10:42
Belgien	Belga	23.12.2008 10:42
Bulgarien	Pari	23.12.2008 10:42
Bulgarien	econ.bg	23.12.2008 10:42
Bulgarien	BTA	23.12.2008 10:42
Dänemark	Borsen	23.12.2008 10:42
Dänemark	ErhvervsBladet	23.12.2008 10:42
Dänemark	NASDAQ OMX Group	23.12.2008 10:42
Estland	Postimees	23.12.2008 10:42
Estland	Eesti Ekspress	23.12.2008 10:42
Estland	BNS	23.12.2008 10:42
Finnland	Kauppalehti Oy	23.12.2008 10:42
Finnland	Helsingin Sanomat	23.12.2008 10:42
Finnland	NASDAQ OMX Group	23.12.2008 10:42
Frankreich	Les Echos	23.12.2008 10:42

Frankreich	boursier.com	23.12.2008 10:42
Frankreich	AFP	23.12.2008 10:42
Griechenland	Express	23.12.2008 10:42
Griechenland	Reporter.gr	23.12.2008 10:42
Griechenland	ANA	23.12.2008 10:42
Großbritannien	The Financial Times	23.12.2008 10:42
Großbritannien	FT.com	23.12.2008 10:42
Großbritannien	Press Association	23.12.2008 10:42
Irland	Irish Independent	23.12.2008 10:42
Irland	The Irish Times	23.12.2008 10:42
Irland	Press Association	23.12.2008 10:42
Island	Vidskiptabladid	23.12.2008 10:42
Island	mbl.is	23.12.2008 10:42
Island	NASDAQ OMX Group	23.12.2008 10:42
Italien	Il Sole 24 Ore	23.12.2008 10:42
Italien	AGI	23.12.2008 10:42
Italien	ilsole24ore.com	23.12.2008 10:42
Kroatien	*Poslovni dnevnik*	23.12.2008 10:42
Kroatien	Banka magazine	23.12.2008 10:42
Kroatien	Hina	23.12.2008 10:42
Lettland	Dienas Bizness	23.12.2008 10:42
Lettland	FinanceNet	23.12.2008 10:42
Lettland	BNS	23.12.2008 10:42
Liechtenstein	Liechtensteiner Volksblatt	23.12.2008 10:42

Liechtenstein	Radio Liechtenstein	23.12.2008 10:42
Litauen	Verslo Zinios	23.12.2008 10:42
Litauen	BNS	23.12.2008 10:42
Litauen	vz.lt	23.12.2008 10:42
Luxemburg	Luxemburger Wort	23.12.2008 10:42
Luxemburg	wort.lu	23.12.2008 10:42
Malta	Independent	23.12.2008 10:42
Malta	The Times of Malta	23.12.2008 10:42
Niederlande	Financieele Dagblad	23.12.2008 10:42
Niederlande	IEX.nl	23.12.2008 10:42
Niederlande	ANP	23.12.2008 10:42
Norwegen	aftenposten.no	23.12.2008 10:42
Norwegen	Aftenposten	23.12.2008 10:42
Norwegen	NTB	23.12.2008 10:42
Polen	Gazeta Prawna	23.12.2008 10:42
Polen	Parkiet	23.12.2008 10:42
Polen	PAP	23.12.2008 10:42
Portugal	Expresso	23.12.2008 10:42
Portugal	Lusa	23.12.2008 10:42
Portugal	Diario Economico	23.12.2008 10:42
Rumänien	Capital	23.12.2008 10:42
Rumänien	Ziarul financiar	23.12.2008 10:42
Rumänien	Rompres	23.12.2008 10:42
Schweden	Dagens Industri	23.12.2008 10:42

	Schweden	e24	23.12.2008 10:42
	Schweden	TT	23.12.2008 10:42
	Schweiz	AWP	23.12.2008 10:42
	Schweiz	Finanz und Wirtschaft	23.12.2008 10:42
	Schweiz	finanzinfo.ch	23.12.2008 10:42
	Skandinavien / Baltikum	NASDAQ OMX Group	23.12.2008 10:42
	Slowakei	Hospodarske noviny	23.12.2008 10:42
	Slowakei	oPeniazoch	23.12.2008 10:42
	Slowakei	TASR	23.12.2008 10:42
	Slowenien	Finance	23.12.2008 10:42
	Slowenien	Kapital (not daily)	23.12.2008 10:42
	Slowenien	STA	23.12.2008 10:42
	Spanien	La Gacetta	23.12.2008 10:42
	Spanien	CincoDias	23.12.2008 10:42
	Spanien	EFE	23.12.2008 10:42
	Tschechische Republik	Hospodarske Noviny	23.12.2008 10:42
	Tschechische Republik	hn.ihned.cz	23.12.2008 10:42
	Tschechische Republik	CTK	23.12.2008 10:42
	Ungarn	MTI	23.12.2008 10:42
	Ungarn	magyartokepiac.hu	23.12.2008 10:42
	Ungarn	Magyar Tokepiac	23.12.2008 10:42
	Zypern	xak.com	23.12.2008 10:42
	Zypern	CNA	23.12.2008 10:42
	Zypern	Financial Mirror	23.12.2008 10:42

Österreich	WirtschaftsBlatt	23.12.2008 10:42
Österreich	wirtschaftsblatt.at	23.12.2008 10:42
Österreich	APA	23.12.2008 10:42

FERINO, Petra

Von: newsroom@dgap.de

Gesendet: Mittwoch, 14. Januar 2009 16:08

An: FERINO, Petra; FISCHER, Christiane

Betreff: Bestaetigung ueber die Veröffentlichung einer Stimmrechtsmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1 / Confirmation of Publication: Voting Rights announcement

EquityStory AG | DGAP

ONLINE INVESTOR RELATIONS



Bestätigung über die Veröffentlichung einer Stimmrechtsmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Stimmrechtsmitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Confirmation of Publication: Voting Rights announcement

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Voting Rights announcement via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Englisch / English)

Verbreitungsnetzwerk / Distribution network

Announcement

DGAP Voting Rights announcement: MTU Aero Engines Holding AG
Release of an announcement according to Article 21, Section 1 of the WpHG [the German Securities Trading Act] (share)

MTU Aero Engines Holding AG: Release according to Article 26, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

14.01.2009
Release of a Voting Rights announcement transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

On January 12, 2009, Franklin Templeton Institutional, LLC, New York, USA, has informed us according to Section 21, para. 1 WpHG that via shares its voting rights on MTU Aero Engines Holding AG, Munich, Germany, ISIN DE000A0D9PT0, WKN A0D9PT, have fallen below the 3% limit of the voting rights on January 9, 2009 and now amount to 2.99% (this corresponds to 1552737 voting rights).

These voting rights are in their entirety attributable to Franklin Templeton Institutional, LLC pursuant to Section 22 para. 1 sent. 1 no. 6 WpHG.

End of Voting Rights announcement DGAP regulatory service

-

Language:	English
Issuer:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

End of news DGAP regulatory service

-

End of news

DGAP regulatory service

Verbreitungsnetzwerk / Distribution network: TUG-Garantie / TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

Verbreitungssystem / News wire	Einspeisung / Release
Bloomberg	14.01.2009 16:05

	Thomson Reuters	14.01.2009 16:05
vwd:	vwd	14.01.2009 16:05

Auswahl aus dem deutschen Medienbündel:

Medium / Media		Zuleitung / Distribution
	Dow Jones	14.01.2009 16:05
	dpa-afx	14.01.2009 16:05
	dgap.de	14.01.2009 16:05
	FTD	14.01.2009 16:05

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	14.01.2009 16:05
Belgien	De Tijd	14.01.2009 16:05
Belgien	Belga	14.01.2009 16:05
Bulgarien	Pari	14.01.2009 16:05
Bulgarien	econ.bg	14.01.2009 16:05
Bulgarien	BTA	14.01.2009 16:05
Dänemark	Borsen	14.01.2009 16:05
Dänemark	ErhvervsBladet	14.01.2009 16:05
Dänemark	NASDAQ OMX Group	14.01.2009 16:05
Estland	Postimees	14.01.2009 16:05
Estland	Eesti Ekspress	14.01.2009 16:05
Estland	BNS	14.01.2009 16:05
Finnland	Kauppalehti Oy	14.01.2009 16:05
Finnland	Helsingin Sanomat	14.01.2009 16:05

Finnland	NASDAQ OMX Group	14.01.2009 16:05
Frankreich	Les Echos	14.01.2009 16:05
Frankreich	boursier.com	14.01.2009 16:05
Frankreich	AFP	14.01.2009 16:05
Griechenland	Express	14.01.2009 16:05
Griechenland	Reporter.gr	14.01.2009 16:05
Griechenland	ANA	14.01.2009 16:05
Großbritannien	The Financial Times	14.01.2009 16:05
Großbritannien	FT.com	14.01.2009 16:05
Großbritannien	Press Association	14.01.2009 16:05
Irland	Irish Independent	14.01.2009 16:05
Irland	The Irish Times	14.01.2009 16:05
Irland	Press Association	14.01.2009 16:05
Island	Vidskiptabladid	14.01.2009 16:05
Island	mbl.is	14.01.2009 16:05
Island	NASDAQ OMX Group	14.01.2009 16:05
Italien	Il Sole 24 Ore	14.01.2009 16:05
Italien	AGI	14.01.2009 16:05
Italien	ilsole24ore.com	14.01.2009 16:05
Kroatien	Poslovni dnevnik	14.01.2009 16:05
Kroatien	Banka magazine	14.01.2009 16:05
Kroatien	Hina	14.01.2009 16:05
Lettland	Dienas Bizness	14.01.2009 16:05
Lettland	FinanceNet	14.01.2009 16:05

	Lettland	BNS	14.01.2009 16:05
	Liechtenstein	Liechtensteiner Volksblatt	14.01.2009 16:05
	Liechtenstein	Radio Liechtenstein	14.01.2009 16:05
	Litauen	Verslo Zinios	14.01.2009 16:05
	Litauen	BNS	14.01.2009 16:05
	Litauen	vz.lt	14.01.2009 16:05
	Luxemburg	Luxemburger Wort	14.01.2009 16:05
	Luxemburg	wort.lu	14.01.2009 16:05
	Malta	Independent	14.01.2009 16:05
	Malta	The Times of Malta	14.01.2009 16:05
	Niederlande	Financieele Dagblad	14.01.2009 16:05
	Niederlande	IEX.nl	14.01.2009 16:05
	Niederlande	ANP	14.01.2009 16:05
	Norwegen	*aftenposten.no*	*14.01.2009 16:05*
	Norwegen	Aftenposten	14.01.2009 16:05
	Norwegen	NTB	14.01.2009 16:05
	Polen	Gazeta Prawna	14.01.2009 16:05
	Polen	Parkiet	14.01.2009 16:05
	Polen	PAP	14.01.2009 16:05
	Portugal	Expresso	14.01.2009 16:05
	Portugal	Lusa	14.01.2009 16:05
	Portugal	Diario Economico	14.01.2009 16:05
	Rumänien	Capital	14.01.2009 16:05
	Rumänien	Ziarul financiar	14.01.2009 16:05

	Rumänien	Rompres	14.01.2009 16:05
	Schweden	Dagens Industri	14.01.2009 16:05
	Schweden	e24	14.01.2009 16:05
	Schweden	TT	14.01.2009 16:05
	Schweiz	AWP	14.01.2009 16:05
	Schweiz	Finanz und Wirtschaft	14.01.2009 16:05
	Schweiz	finanzinfo.ch	14.01.2009 16:05
	Skandinavien / Baltikum	NASDAQ OMX Group	14.01.2009 16:05
	Slowakei	Hospodarske noviny	14.01.2009 16:05
	Slowakei	oPeniazoch	14.01.2009 16:05
	Slowakei	TASR	14.01.2009 16:05
	Slowenien	Finance	14.01.2009 16:05
	Slowenien	Kapital (not daily)	14.01.2009 16:05
	Slowenien	STA	14.01.2009 16:05
	Spanien	La Gacetta	14.01.2009 16:05
	Spanien	CincoDias	14.01.2009 16:05
	Spanien	EFE	14.01.2009 16:05
	Tschechische Republik	Hospodarske Noviny	14.01.2009 16:05
	Tschechische Republik	hn.ihned.cz	14.01.2009 16:05
	Tschechische Republik	CTK	14.01.2009 16:05
	Ungarn	MTI	14.01.2009 16:05
	Ungarn	magyartokepiac.hu	14.01.2009 16:05
	Ungarn	Magyar Tokepiac	14.01.2009 16:05
	Zypern	xak.com	14.01.2009 16:05

Zypern	CNA	14.01.2009 16:05
Zypern	Financial Mirror	14.01.2009 16:05
Österreich	WirtschaftsBlatt	14.01.2009 16:05
Österreich	wirtschaftsblatt.at	14.01.2009 16:05
Österreich	APA	14.01.2009 16:05

FERINO, Petra

Von: newsroom@dgap.de

Gesendet: Dienstag, 27. Januar 2009 16:00

An: FERINO, Petra; FISCHER, Christiane

Betreff: Bestaetigung ueber die Veröffentlichung einer Stimmrechtsmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1 / Confirmation of Publication: Voting Rights announcement


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Stimmrechtsmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Stimmrechtsmitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Confirmation of Publication: Voting Rights announcement

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Voting Rights announcement via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Verbreitungsnetzwerk / Distribution network

Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

27.01.2009
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

The Bank of New York Mellon Corporation, Pittsburgh, USA, hat uns am 22. Januar 2009 folgendes mitgeteilt:

In the name of and on behalf of The Boston Company Asset Management LLC, Boston, USA, we hereby give notice pursuant to section 21, paragraph 1, sentence 1 of the WpHG (German Securities Trading Act) that on January 21, 2009 the voting rights of The Boston Company Asset Management LLC in MTU Aero Engines Holding AG, Munich, Germany, fell below the threshold of 3% and amounted to 2.84% (1,479,279 voting rights) on this day.

These holdings of voting rights are attributable to The Boston Company Asset Management LLC pursuant to section 22 paragraph 1 sentence 1 no. 6 WpHG.

Further in the name and on behalf of

- MAM (DE) Trust, Greenville, Delaware, USA
- MAM (MA) Holdings Trust, Boston, Massachusetts, USA

we hereby notify pursuant to section 21, paragraph 1, sentence 1 of the WpHG (German Securities Trading Act) that on January 21, 2009 the voting rights of each above mentioned company in MTU Aero Engines Holding AG fell below the threshold of 3% and each amounted to 2.84% (1,479,279 voting rights) on this day.

These 2.84% (1,479,279 voting rights) are attributable to each above listed company pursuant to section 22 paragraph 1, sentence 1 no. 6 and section 22 paragraph 1 sentence 2 WpHG.

Further we, The Bank of New York Mellon Corporation, hereby notify pursuant to section 21, paragraph 1, sentence 1 of the WpHG (German Securities Trading Act) that on January 21, 2009 our voting rights in MTU Aero Engines Holding AG fell below the threshold of 3% and amounted to 2.89% (1,503,287 voting rights) on this day.

These 2.89% (1,503,287 voting rights) are attributable to us pursuant to section 22 paragraph 1 sentence 1 no. 6 WpHG and section 22 paragraph 1 sentence 2 WpHG.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

-

Ende der Mitteilung

DGAP Meldepflichten-Service

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

Verbreitungssystem / News wire	Einspeisung / Release
Bloomberg	27.01.2009 15:58
Thomson Reuters	27.01.2009 15:58
vwd: vwd	27.01.2009 15:58

Auswahl aus dem deutschen Medienbündel:

Medium / Media	Zuleitung / Distribution
Dow Jones	27.01.2009 15:58
dpa-afx	27.01.2009 15:58
dgap.de	27.01.2009 15:58
FTD	27.01.2009 15:58

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	27.01.2009 15:58
Belgien	De Tijd	27.01.2009 15:58
Belgien	Belga	27.01.2009 15:58
Bulgarien	Pari	27.01.2009 15:58
Bulgarien	econ.bg	27.01.2009 15:58
Bulgarien	BTA	27.01.2009 15:58
Dänemark	Borsen	27.01.2009 15:58
Dänemark	ErhvervsBladet	27.01.2009 15:58
Dänemark	NASDAQ OMX Group	27.01.2009 15:58
Estland	Postimees	27.01.2009 15:58
Estland	Eesti Ekspress	27.01.2009 15:58
Estland	BNS	27.01.2009 15:58
Finnland	Kauppalehti Oy	27.01.2009 15:58
Finnland	Helsingin Sanomat	27.01.2009 15:58
Finnland	NASDAQ OMX Group	27.01.2009 15:58
Frankreich	Les Echos	27.01.2009 15:58
Frankreich	boursier.com	27.01.2009 15:58
Frankreich	AFP	27.01.2009 15:58
Griechenland	Express	27.01.2009 15:58
Griechenland	Reporter.gr	27.01.2009 15:58
Griechenland	ANA	27.01.2009 15:58
Großbritannien	The Financial Times	27.01.2009 15:58
Großbritannien	FT.com	27.01.2009 15:58

Großbritannien	Press Association	27.01.2009 15:58
Irland	Irish Independent	27.01.2009 15:58
Irland	The Irish Times	27.01.2009 15:58
Irland	Press Association	27.01.2009 15:58
Island	Vidskiptabladid	27.01.2009 15:58
Island	mbl.is	27.01.2009 15:58
Island	NASDAQ OMX Group	27.01.2009 15:58
Italien	Il Sole 24 Ore	27.01.2009 15:58
Italien	AGI	27.01.2009 15:58
Italien	ilsole24ore.com	27.01.2009 15:58
Kroatien	Poslovni dnevnik	27.01.2009 15:58
Kroatien	Banka magazine	27.01.2009 15:58
Kroatien	Hina	27.01.2009 15:58
Lettland	Dienas Bizness	27.01.2009 15:58
Lettland	FinanceNet	27.01.2009 15:58
Lettland	BNS	27.01.2009 15:58
Liechtenstein	Liechtensteiner Volksblatt	27.01.2009 15:58
Liechtenstein	Radio Liechtenstein	27.01.2009 15:58
Litauen	Verslo Zinios	27.01.2009 15:58
Litauen	BNS	27.01.2009 15:58
Litauen	vz.lt	27.01.2009 15:58
Luxemburg	Luxemburger Wort	27.01.2009 15:58
Luxemburg	wort.lu	27.01.2009 15:58
Malta	Independent	27.01.2009 15:58

Malta	The Times of Malta	27.01.2009 15:58
Niederlande	Financieele Dagblad	27.01.2009 15:58
Niederlande	IEX.nl	27.01.2009 15:58
Niederlande	ANP	27.01.2009 15:58
Norwegen	aftenposten.no	27.01.2009 15:58
Norwegen	Aftenposten	27.01.2009 15:58
Norwegen	NTB	27.01.2009 15:58
Polen	Gazeta Prawna	27.01.2009 15:58
Polen	Parkiet	27.01.2009 15:58
Polen	PAP	27.01.2009 15:58
Portugal	Expresso	27.01.2009 15:58
Portugal	Lusa	27.01.2009 15:58
Portugal	Diario Economico	27.01.2009 15:58
Rumänien	Capital	27.01.2009 15:58
Rumänien	Ziarul financiar	27.01.2009 15:58
Rumänien	Rompres	27.01.2009 15:58
Schweden	Dagens Industri	27.01.2009 15:58
Schweden	e24	27.01.2009 15:58
Schweden	TT	27.01.2009 15:58
Schweiz	AWP	27.01.2009 15:58
Schweiz	Finanz und Wirtschaft	27.01.2009 15:58
Schweiz	finanzinfo.ch	27.01.2009 15:58
Skandinavien / Baltikum	NASDAQ OMX Group	27.01.2009 15:58
Slowakei	Hospodarske noviny	27.01.2009 15:58

	Slowakei	oPeniazoch	27.01.2009 15:58
	Slowakei	TASR	27.01.2009 15:58
	Slowenien	Finance	27.01.2009 15:58
	Slowenien	Kapital (not daily)	27.01.2009 15:58
	Slowenien	STA	27.01.2009 15:58
	Spanien	La Gacetta	27.01.2009 15:58
	Spanien	CincoDias	27.01.2009 15:58
	Spanien	EFE	27.01.2009 15:58
	Tschechische Republik	Hospodarske Noviny	27.01.2009 15:58
	Tschechische Republik	hn.ihned.cz	27.01.2009 15:58
	Tschechische Republik	CTK	27.01.2009 15:58
	Ungarn	MTI	27.01.2009 15:58
	Ungarn	magyartokepiac.hu	27.01.2009 15:58
	Ungarn	Magyar Tokepiac	27.01.2009 15:58
	Zypern	xak.com	27.01.2009 15:58
	Zypern	CNA	27.01.2009 15:58
	Zypern	Financial Mirror	27.01.2009 15:58
	Österreich	WirtschaftsBlatt	27.01.2009 15:58
	Österreich	wirtschaftsblatt.at	27.01.2009 15:58
	Österreich	APA	27.01.2009 15:58

Von: newsroom@dgap.de

Gesendet: Mittwoch, 28. Januar 2009 16:13

An: FERINO, Petra; FISCHER, Christiane

Betreff: Bestaetigung ueber die Veröffentlichung einer Stimmrechtsmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1 / Confirmation of Publication: Voting Rights announcement


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Stimmrechtsmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Stimmrechtsmitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

-

Confirmation of Publication: Voting Rights announcement

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Voting Rights announcement via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Verbreitungsnetzwerk / Distribution network

Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

28.01.2009
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Platinum International Fund, Sydney, Australien, hat uns mit Schreiben vom 21. Januar 2009 folgendes mitgeteilt:

Pursuant to section 21 (1) WpHG, we hereby notify that Platinum International Fund's percentage of voting rights in MTU Aero Engines Holding AG exceeded the threshold of 3% on 17 December 2008 and amounts to 3.06% (1,593,323 voting rights) as per this date.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG
	Dachauer Straße 665
	80995 München
	Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

-

Ende der Mitteilung

DGAP Meldepflichten-Service
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

	Verbreitungssystem / News wire	Einspeisung / Release
—	Bloomberg	28.01.2009 16:10

	Thomson Reuters	28.01.2009 16:10
vwd:	vwd	28.01.2009 16:10

Auswahl aus dem deutschen Medienbündel:

Medium / Media		Zuleitung / Distribution
	Dow Jones	28.01.2009 16:10
	dpa-afx	28.01.2009 16:10
	dgap.de	28.01.2009 16:10
	FTD	28.01.2009 16:10

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	28.01.2009 16:10
Belgien	De Tijd	28.01.2009 16:10
Belgien	Belga	28.01.2009 16:10
Bulgarien	Pari	28.01.2009 16:10
Bulgarien	econ.bg	28.01.2009 16:10
Bulgarien	BTA	28.01.2009 16:10
Dänemark	Borsen	28.01.2009 16:10
Dänemark	ErhvervsBladet	28.01.2009 16:10
Dänemark	NASDAQ OMX Group	28.01.2009 16:10
Estland	Postimees	28.01.2009 16:10
Estland	Eesti Ekspress	28.01.2009 16:10
Estland	BNS	28.01.2009 16:10
Finnland	Kauppalehti Oy	28.01.2009 16:10
Finnland	Helsingin Sanomat	28.01.2009 16:10

Finnland	NASDAQ OMX Group	28.01.2009 16:10
Frankreich	Les Echos	28.01.2009 16:10
Frankreich	boursier.com	28.01.2009 16:10
Frankreich	AFP	28.01.2009 16:10
Griechenland	Express	28.01.2009 16:10
Griechenland	Reporter.gr	28.01.2009 16:10
Griechenland	ANA	28.01.2009 16:10
Großbritannien	The Financial Times	28.01.2009 16:10
Großbritannien	FT.com	28.01.2009 16:10
Großbritannien	Press Association	28.01.2009 16:10
Irland	Irish Independent	28.01.2009 16:10
Irland	The Irish Times	28.01.2009 16:10
Irland	Press Association	28.01.2009 16:10
Island	Vidskiptabladid	28.01.2009 16:10
Island	mbl.is	28.01.2009 16:10
Island	NASDAQ OMX Group	28.01.2009 16:10
Italien	Il Sole 24 Ore	28.01.2009 16:10
Italien	AGI	28.01.2009 16:10
Italien	ilsole24ore.com	28.01.2009 16:10
Kroatien	Poslovni dnevnik	28.01.2009 16:10
Kroatien	Banka magazine	28.01.2009 16:10
Kroatien	Hina	28.01.2009 16:10
Lettland	Dienas Bizness	28.01.2009 16:10
Lettland	FinanceNet	28.01.2009 16:10

Lettland	BNS	28.01.2009 16:10
Liechtenstein	Liechtensteiner Volksblatt	28.01.2009 16:10
Liechtenstein	Radio Liechtenstein	28.01.2009 16:10
Litauen	Verslo Zinios	28.01.2009 16:10
Litauen	BNS	28.01.2009 16:10
Litauen	vz.lt	28.01.2009 16:10
Luxemburg	Luxemburger Wort	28.01.2009 16:10
Luxemburg	wort.lu	28.01.2009 16:10
Malta	Independent	28.01.2009 16:10
Malta	The Times of Malta	28.01.2009 16:10
Niederlande	Financieele Dagblad	28.01.2009 16:10
Niederlande	IEX.nl	28.01.2009 16:10
Niederlande	ANP	28.01.2009 16:10
Norwegen	aftenposten.no	28.01.2009 16:10
Norwegen	Aftenposten	28.01.2009 16:10
Norwegen	NTB	28.01.2009 16:10
Polen	Gazeta Prawna	28.01.2009 16:10
Polen	Parkiet	28.01.2009 16:10
Polen	PAP	28.01.2009 16:10
Portugal	Expresso	28.01.2009 16:10
Portugal	Lusa	28.01.2009 16:10
Portugal	Diario Economico	28.01.2009 16:10
Rumänien	Capital	28.01.2009 16:10
Rumänien	Ziarul financiar	28.01.2009 16:10

Rumänien	Rompres	28.01.2009 16:10
Schweden	Dagens Industri	28.01.2009 16:10
Schweden	e24	28.01.2009 16:10
Schweden	TT	28.01.2009 16:10
Schweiz	AWP	28.01.2009 16:10
Schweiz	Finanz und Wirtschaft	28.01.2009 16:10
Schweiz	finanzinfo.ch	28.01.2009 16:10
Skandinavien / Baltikum	NASDAQ OMX Group	28.01.2009 16:10
Slowakei	Hospodarske noviny	28.01.2009 16:10
Slowakei	oPeniazoch	28.01.2009 16:10
Slowakei	TASR	28.01.2009 16:10
Slowenien	Finance	28.01.2009 16:10
Slowenien	Kapital (not daily)	28.01.2009 16:10
Slowenien	STA	28.01.2009 16:10
Spanien	La Gacetta	28.01.2009 16:10
Spanien	CincoDias	28.01.2009 16:10
Spanien	EFE	28.01.2009 16:10
Tschechische Republik	Hospodarske Noviny	28.01.2009 16:10
Tschechische Republik	hn.ihned.cz	28.01.2009 16:10
Tschechische Republik	CTK	28.01.2009 16:10
Ungarn	MTI	28.01.2009 16:10
Ungarn	magyartokepiac.hu	28.01.2009 16:10
Ungarn	Magyar Tokepiac	28.01.2009 16:10
Zypern	xak.com	28.01.2009 16:10

Zypern	CNA	28.01.2009 16:10
Zypern	Financial Mirror	28.01.2009 16:10
Österreich	WirtschaftsBlatt	28.01.2009 16:10
Österreich	wirtschaftsblatt.at	28.01.2009 16:10
Österreich	APA	28.01.2009 16:10

FERINO, Petra

Von: newsroom@dgap.de

Gesendet: Montag, 2. Februar 2009 16:22

An: FERINO, Petra; FISCHER, Christiane

Betreff: Bestaetigung ueber die Veröffentlichung einer Stimmrechtsmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1 / Confirmation of Publication: Voting Rights announcement


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Stimmrechtsmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Stimmrechtsmitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Confirmation of Publication: Voting Rights announcement

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Voting Rights announcement via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Verbreitungsnetzwerk / Distribution network

Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

02.02.2009
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Platinum Investment Management Limited, Sydney, Australien, hat uns mit Schreiben vom 29. Januar 2009 folgendes mitgeteilt:

Pursuant to section 21 para. 1 WpHG, we hereby notify that Platinum Investment Management Limited's percentage of voting rights in MTU Aero Engines Holding AG exceeded the threshold of 3% on 15 October 2008 and amounts to 3.29% (1,711,673 voting rights) as per this date.

These voting rights are in their entirety attributable to Platinum Investment Management Limited pursuant to section 22 para. 1 sent. 1 no. 6 WpHG.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

-

Ende der Mitteilung

DGAP Meldepflichten-Service
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

Verbreitungssystem / News wire	**Einspeisung / Release**

	Bloomberg	02.02.2009 16:18
	Thomson Reuters	02.02.2009 16:18
vwd:	vwd	02.02.2009 16:18

Auswahl aus dem deutschen Medienbündel:

Medium / Media		Zuleitung / Distribution
	Dow Jones	02.02.2009 16:18
	dpa-afx	02.02.2009 16:18
	dgap.de	02.02.2009 16:18
	FTD	02.02.2009 16:18

Europäische Medien / European media:

Land / Country		Medium / Media	Medium / Media
	Belgien	L'Echo	02.02.2009 16:18
	Belgien	De Tijd	02.02.2009 16:18
	Belgien	Belga	02.02.2009 16:18
	Bulgarien	Pari	02.02.2009 16:18
	Bulgarien	econ.bg	02.02.2009 16:18
	Bulgarien	BTA	02.02.2009 16:18
	Dänemark	Borsen	02.02.2009 16:18
	Dänemark	ErhvervsBladet	02.02.2009 16:18
	Dänemark	NASDAQ OMX Group	02.02.2009 16:18
	Estland	Postimees	02.02.2009 16:18
	Estland	Eesti Ekspress	02.02.2009 16:18
	Estland	BNS	02.02.2009 16:18
	Finnland	Kauppalehti Oy	02.02.2009 16:18

Finnland	Helsingin Sanomat	02.02.2009 16:18
Finnland	NASDAQ OMX Group	02.02.2009 16:18
Frankreich	Les Echos	02.02.2009 16:18
Frankreich	boursier.com	02.02.2009 16:18
Frankreich	AFP	02.02.2009 16:18
Griechenland	Express	02.02.2009 16:18
Griechenland	Reporter.gr	02.02.2009 16:18
Griechenland	ANA	02.02.2009 16:18
Großbritannien	The Financial Times	02.02.2009 16:18
Großbritannien	FT.com	02.02.2009 16:18
Großbritannien	Press Association	02.02.2009 16:18
Irland	Irish Independent	02.02.2009 16:18
Irland	The Irish Times	02.02.2009 16:18
Irland	Press Association	02.02.2009 16:18
Island	Vidskiptabladid	02.02.2009 16:18
Island	mbl.is	02.02.2009 16:18
Island	NASDAQ OMX Group	02.02.2009 16:18
Italien	Il Sole 24 Ore	02.02.2009 16:18
Italien	AGI	02.02.2009 16:18
Italien	ilsole24ore.com	02.02.2009 16:18
Kroatien	Poslovni dnevnik	02.02.2009 16:18
Kroatien	Banka magazine	02.02.2009 16:18
Kroatien	Hina	02.02.2009 16:18
Lettland	Dienas Bizness	02.02.2009 16:18

Lettland	FinanceNet	02.02.2009 16:18
Lettland	BNS	02.02.2009 16:18
Liechtenstein	Liechtensteiner Volksblatt	02.02.2009 16:18
Liechtenstein	Radio Liechtenstein	02.02.2009 16:18
Litauen	Verslo Zinios	02.02.2009 16:18
Litauen	BNS	02.02.2009 16:18
Litauen	vz.lt	02.02.2009 16:18
Luxemburg	Luxemburger Wort	02.02.2009 16:18
Luxemburg	wort.lu	02.02.2009 16:18
Malta	Independent	02.02.2009 16:18
Malta	The Times of Malta	02.02.2009 16:18
Niederlande	Financieele Dagblad	02.02.2009 16:18
Niederlande	IEX.nl	02.02.2009 16:18
Niederlande	ANP	02.02.2009 16:18
Norwegen	aftenposten.no	02.02.2009 16:18
Norwegen	Aftenposten	02.02.2009 16:18
Norwegen	NTB	02.02.2009 16:18
Polen	Gazeta Prawna	02.02.2009 16:18
Polen	Parkiet	02.02.2009 16:18
Polen	PAP	02.02.2009 16:18
Portugal	Expresso	02.02.2009 16:18
Portugal	Lusa	02.02.2009 16:18
Portugal	Diario Economico	02.02.2009 16:18
Rumänien	Capital	02.02.2009 16:18

Rumänien	Ziarul financiar	02.02.2009 16:18
Rumänien	Rompres	02.02.2009 16:18
Schweden	Dagens Industri	02.02.2009 16:18
Schweden	e24	02.02.2009 16:18
Schweden	TT	02.02.2009 16:18
Schweiz	AWP	02.02.2009 16:18
Schweiz	Finanz und Wirtschaft	02.02.2009 16:18
Schweiz	finanzinfo.ch	02.02.2009 16:18
Skandinavien / Baltikum	NASDAQ OMX Group	02.02.2009 16:18
Slowakei	Hospodarske noviny	02.02.2009 16:18
Slowakei	oPeniazoch	02.02.2009 16:18
Slowakei	TASR	02.02.2009 16:18
Slowenien	Finance	02.02.2009 16:18
Slowenien	Kapital (not daily)	02.02.2009 16:18
Slowenien	STA	02.02.2009 16:18
Spanien	La Gacetta	02.02.2009 16:18
Spanien	CincoDias	02.02.2009 16:18
Spanien	EFE	02.02.2009 16:18
Tschechische Republik	Hospodarske Noviny	02.02.2009 16:18
Tschechische Republik	hn.ihned.cz	02.02.2009 16:18
Tschechische Republik	CTK	02.02.2009 16:18
Ungarn	MTI	02.02.2009 16:18
Ungarn	magyartokepiac.hu	02.02.2009 16:18
Ungarn	Magyar Tokepiac	02.02.2009 16:18

	Zypern	xak.com	02.02.2009 16:18
	Zypern	CNA	02.02.2009 16:18
	Zypern	Financial Mirror	02.02.2009 16:18
	Österreich	WirtschaftsBlatt	02.02.2009 16:18
	Österreich	wirtschaftsblatt.at	02.02.2009 16:18
	Österreich	APA	02.02.2009 16:18

MTU Aero Engines takes stake in GEnx for Boeing 787 and Boeing 747-8

Munich, December 19, 2008 - MTU Aero Engines is taking an approximate 6.6 percent role in General Electric's GEnx engine to power the Boeing 787 Dreamliner, the Boeing 747-8 Intercontinental airliner and the Boeing 747-8 Freighter. Germany's leading engine manufacturer will be manufacturing and assuming design responsibility for the engine's turbine center frame. MTU figures the deal can be worth over 11 billion euros in revenue, taken over the life of the program. About 1,150 engines are already on firm order or option.

"Our stake in the GEnx program expands our role in the promising widebody segment and further deepens our close, long-standing cooperation with General Electric," emphasized MTU CEO Egon Behle. "It gives us a share in a paramount future engine in the upper thrust category and helps balance the mix of our product portfolio." Widebody commercial transports are considered an appreciably growing segment of the airliner market that is less severely exposed to economic fluctuations than others. As a risk and revenue sharing partner, MTU participates in the engine's sales and profits while simultaneously sharing in the risks involved.

In 2008, MTU inked new program participations totaling some 30 billion euros in projected revenue. "Our participations in geared turbofan engines, most recently the powerplant for the CSeries, have underscored the importance of our cooperation with Pratt & Whitney and provided new impetus for the future," stated Behle, who went on to say: "Never before has MTU signed up for such extensive new program stakes in a single year. That will secure jobs at MTU long-term in production and maintenance."

With its approximately 2.6 billion euros in sales and a workforce of 7,100 people, MTU Aero Engines is Germany's leading engine manufacturer and an established global player in the industry. Having carved out leading positions in engine technologies, the company participates in a plurality of national and international technology programs and frequently sets the pace providing advanced technologies. It is the uncontested No. 1 in low-pressure turbines and high-pressure compressors, as well as manufacturing and repair techniques. The MTU Maintenance group is the largest independent provider of commercial engine maintenance services worldwide.

Contacts for media representatives:

Odilo Mühling
Tel.: + 49 (0) 89 1489 2698
Fax: + 49 (0) 89 1489 8757
Mobile: +49 (0) 176-1001 7859

Contact for investors and analysts:

Inka Koljonen
Director Investor Relations
Tel.: + 49(0) 89 14 89-83 13
Fax: + 49 (0)89 14 89-9 50 62
Mobile: + 49 (0) 176-1001 6268

MTU Aero Engines shares in Clean Sky Joint Technology Initiative

Geared turbofan boosts aircraft engine economics

European Commission absorbs one half the costs

Munich, January 30, 2009 – The European Commission has launched one of Europe's largest technology programs undertaken in an attempt to reduce the ecological impact of aircraft. Under Clean Sky, 86 companies from 16 countries are collectively exploring novel technologies. Their work, funded with 1.6 billion euros, proceeds in six technology domains. Among the participating companies is MTU Aero Engines. Germany's leading engine manufacturer brings its own demonstrator to the table. The contracts have been inked.

Dr. Rainer Martens, member of MTU's board of management and chief operating officer, explained: "Clean Sky contributes importantly to the continued competitive viability of the European aerospace industry. The more money we have to work with, the faster we implement our ideas and bring them to market."

Under Clean Sky, MTU is modifying an existing geared turbofan, with optimization focusing primarily on the high-speed low-pressure turbine and the high-pressure compressor. The company is investing in excess of 20 million euros in the effort, an amount the European Union is matching. Additional almost 30 million euros in contributions will come from Italy's Avio, Sweden's Volvo Aero and further partners still to be selected in the course of the project. The demonstrator is scheduled to make its first run in 2012. The aim is to verify component technologies for the engines to power future Airbus and Boeing short- and medium-haul aircraft projected to be extremely thrifty and quiet.

With its approximately 2.6 billion euros in sales and a workforce of 7,100 people, MTU Aero Engines is Germany's leading engine manufacturer and an established global player in the industry. Having carved out leading positions in engine technologies, the company participates in a plurality of national and international technology programs and frequently sets the pace providing advanced technologies. It is the uncontested No. 1 in low-pressure turbines and high-pressure compressors, as well as manufacturing and repair techniques. This year MTU is celebrating its 75th anniversary: It's official legal predecessor is BMW Flugmotorenbau GmbH, which was set up in 1934.

Contacts for media representatives:

Eckhard Zanger
Tel.: + 49 89 1489 9113
Fax: + 49 89 1489 9140

Odilo Mühling
Tel.: + 49 89 1489 2698
Fax: + 49 89 1489 8757

Contact for investors and analysts:

Inka Koljonen
Tel.: + 49(0) 89 14 89-83 13
Fax: + 49 (0)89 14 89-9 50 62

END